Exhibit 99.1

WASTE SERVICES, INC. SHAREHOLDERS APPROVE MERGER WITH IESI-BFC LTD.

Toronto, Ontario – June 30, 2010 – IESI-BFC Ltd. (“IESI-BFC”) (NYSE, TSX: BIN) and Waste Services, Inc. (“WSI”) (NASDAQ: WSII) announced that WSI shareholders today voted in favor of the proposed merger between the two companies.

With all the conditions necessary to complete the merger satisfied, and in light of the Canada Day holiday on July 1, 2010, IESI-BFC and WSI have agreed to an intended transaction close date of Friday, July 2, 2010.

Forward-Looking Statements
This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements may include, without limitation, IESI-BFC Ltd.’s expectations with respect to: the synergies, efficiencies, capitalization and anticipated financial impacts of the transaction; and the timing of the completion of the transaction.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from the expected results.  Most of these factors are outside our control and difficult to predict.  The following factors, among others, could cause or contribute to such material differences:  the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; and the ability to integrate Waste Services, Inc.’s businesses into those of IESI-BFC Ltd. in a timely and cost-efficient manner.  Additional factors that could cause IESI-BFC’s and WSI’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 10-K for WSI, and in IESI-BFC’s 2009 Annual Report on Form 40-F, Registration Statement on Form F-10, as amended, and Registration Statement on Form F-4, each of which are filed with the SEC and available at the SEC’s Internet web site (www.sec.gov), and IESI-BFC’s 2009 Annual Information Form filed with the Ontario Securities Commission which is available at the SEDAR web site (www.sedar.com).  IESI-BFC and WSI caution that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning WSI, IESI-BFC, the transaction or other matters and attributable to WSI or IESI-BFC or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. WSI and IESI-BFC do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this communication, except as required by law.

Additional Information
IESI-BFC Ltd. has filed with the SEC a Registration Statement on Form F-4 containing a proxy statement/prospectus.  Stockholders are encouraged to read the proxy statement/prospectus

IESI-BFC Ltd. - 1

regarding the proposed transaction as well as other documents filed with the SEC because they contain important information. Stockholders may obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about IESI-BFC Ltd. and Waste Services, Inc., without charge, at the SEC's Internet site (www.sec.gov).

You may also obtain copies of all documents filed with the SEC regarding this transaction, without charge, from IESI-BFC’s website (www.iesi-bfc.com) or from Waste Services’ website (www.wasteservicesinc.com) or by directing a request to IESI-BFC Ltd., 135 Queens Plate Drive, Suite 300, Toronto, Ontario, Canada M9W 6V1, Attention:  Investor Relations, (416) 401-7729, or to Waste Services, Inc., 1122 International Blvd., Suite 601, Burlington, Ontario, Canada  L7L 6Z8, Attention:  Shareholder Relations, (905) 319-1237.

About IESI-BFC Ltd.
IESI-BFC Ltd., through its subsidiaries, is one of North America's largest full-service waste management companies, providing non-hazardous solid waste collection and landfill disposal services to commercial, industrial, municipal and residential customers in ten states and the District of the Columbia in the U.S., and five Canadian provinces.  Its two brands, IESI and BFI Canada, are leaders in their markets and serve over 1.8 million customers with vertically integrated collection and disposal assets.  IESI-BFC's shares trade on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about IESI-BFC, visit its website at www.iesi-bfc.com.

About Waste Services, Inc.
Waste Services, Inc. is a multi-regional, integrated solid waste services company that provides collection, transfer, disposal and recycling services in the U.S. and Canada. WSI, a Delaware corporation, is the second largest vertically integrated disposal company in the State of Florida, where it has 10 collection operations, nine transfer stations, seven recycling facilities and three landfills.   WSI’s shares trade on the NASDAQ under the symbol WSII.

To find out more about WSI, visit its website at www.wasteservicesinc.com.

Further Information

Contacts for IESI-BFC Ltd.

Andrea Rudnick
Vice President, Corporate Development and Communications
Tel:  (416) 401-7750

Chaya Cooperberg
Director, Investor Relations and Corporate Communications
Tel:  (416) 401-7729
chaya.cooperberg@bficanada.com

Contact for Waste Services, Inc.

Ed Johnson
Executive Vice President and Chief Financial Officer
Tel:  (905) 319-1237
ejohnson@wsii.us

IESI-BFC Ltd. - 2